601 Lexington Avenue
Christopher Kitchen	New York, New York 10022
To Call Writer Directly:
(212) 446-4988	(212) 446-4800	Facsimile:
christopher.kitchen@kirkland.com		(212) 446-4900
www.kirkland.com

February 14, 2014

Via EDGAR and Hand Delivery
Ann Nguyen Parker
Branch Chief
Division of Corporate Finance

Securities and Exchange Commission
100 F Street, NE

Washington, D.C. 20549

Re:	Phibro Animal Health Corporation
Draft Registration Statement on Form S-1
Submitted on January 13, 2014
CIK No. 377-00437

Dear Ms. Parker:

On behalf of our client Phibro Animal Health Corporation, a New York corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 7, 2014, to Gerald K. Carlson, Chief Executive Officer of the Company, with respect to the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is confidentially submitting concurrently with this letter Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

The Company is also separately transmitting in paper copy, pursuant to Rule 418(b) of Regulation C under the Securities Act of 1933, supplemental information requested by the Staff. The supplemental information is not to be filed with or deemed a part of the Registration Statement, and the Company has requested that the supplemental information be promptly

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February 14, 2014

returned to the undersigned or discarded following completion of the Staff’s review of the supplemental information. Rule 418(b) requires that supplemental information that is requested to be returned not be filed in electronic format.

General

1.	Staff’s Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company respectfully advises the Staff that, to date, neither the Company, nor anyone authorized to do so on its behalf, has engaged in any “test the waters” activity or otherwise presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. We further advise the Staff that, to the best of the Company’s knowledge, to date, there have been no research reports about the Company that have been published or distributed in reliance on Section 2(a)(3) of the Securities Act, as added by Section 105(a) of the Jumpstart Our Business Startups Act (“JOBS Act”), by any broker or dealer that is participating or will participate in the offering. To the extent the Company presents any written communications to potential investors in reliance on Section 5(d) of the Securities Act or becomes aware of any research reports about the Company that are published or distributed in reliance on Section 2(a)(3) of the Securities Act, as added by Section 105(a) of the JOBS Act, the Company will supplementally provide the Staff with copies of such written communication or research reports, as the case may be.

2.	Staff’s Comment: Please provide us with the basis for your assertion that “rigorous analysis have shown that, when used properly, [antibiotics in livestock feed] create little to no risk for humans” at page 2.

Response: In response to the Staff’s comment, the Company is supplementally providing information to support the assertion that, when used properly, antibiotics in livestock feed create little to no risk for humans.

3.	Staff’s Comment: Please file all omitted exhibits, including, for example, your opinion of counsel, as soon as practicable. Please allow time for our review of the exhibits once they are filed.

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Response: The Company acknowledges the Staff's comment and undertakes to provide in future amendments all omitted exhibits as soon as practicable. The Company will allow sufficient time for the Staff to review the exhibits prior to requesting acceleration of the effectiveness of the Form S-1.

Prospectus Cover Page

4.	Staff’s Comment: Please remove the references to “Joint Book-Running Managers,” since this information is not required by Item 501 and is not key to an investment decision. We do not object to this information on the back cover.

Response: The Company acknowledges the Staff’s comment and respectfully advises the staff that the Company and the underwriters believe that the reference to “Joint Book-Running Managers” provides investors with useful and important information. The Company and the underwriters believe that the inclusion of the caption is consistent with Item 501(b)(8) of Regulation S-K, which requires disclosure on the prospectus cover page of the nature of the underwriting arrangements. Industry practice has been and is now to include the names of not only the lead or managing underwriters but also the other book-running managers and co-managers that are involved in the offering. In such circumstances, the caption “Joint Book-Running Managers” identifies the institutions responsible for building the order book and confirming and delivering the securities, as well as for the overall coordination of the underwriting activities in the offering, including the selection of, and allocation of the securities to, the initial purchasers of securities.

Prospectus Summary, page 1

5.	Staff’s Comment: Please define “MFA” the first time you use this term.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Registration Statement.

6.	Staff’s Comment: Please revise your disclosure to explain the meaning of the terms “high value geographies,” “high growth regions,” “Global Key Account Strategy,” “higher quality milk,” “progressive industrial producers” and “partner of choice.”

Response: In response to the Staff’s comment, the Company has revised the Registration Statement on pages 1, 3, 4, 5 and 6 and elsewhere as appropriate.

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Risk Factors, page 15

We Are Subject to Change of Control Provisions, page 32

7.	Staff’s Comment: We note the terms of your Senior Notes and other contractual arrangements include change of control provisions that may require you to repurchase the notes or repay amounts outstanding prior to maturity. Please tell us whether the offering and expected concurrent stock split and reclassification would constitute a change of control that would trigger these provisions.

Response: The Company acknowledges the Staff's comment and respectfully confirms that the offering and expected concurrent stock-split and reclassification would not constitute a change of control that would trigger these provisions.

Use of Proceeds, page 43

8.	Staff’s Comment: Please expand to quantify the amount of proceeds that will be used for each of the purposes disclosed: to repay outstanding debt, to pay related fees and expenses and for general corporate purposes. In addition, we note your disclosure at page 30 that you expect to use a portion of the proceeds from this offering to repay the indebtedness outstanding under the Mayflower Term Loan Agreement and the BFI Term Loan Agreement and certain other indebtedness. Please include the information required by Instruction 4 to Item 504 of Regulation S-K. Discuss in more detail the types of “general corporate purposes” for which you will use the proceeds from this offering.

Response: The Company acknowledges the Staff's comment and advises the Staff that some of the information requested is not yet available or has not yet been determined. However, the Company has revised the disclosure on page 43 of the Registration Statement and, in a subsequent pre-effective amendment to be filed following the closing of the refinancing transactions described in the Registration Statement, will revise the Registration Statement with the information currently unavailable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

Analysis of financial condition, liquidity and capital resources, page 72

9.	Staff’s Comment: We note your disclosure at page 6 and elsewhere of your recent capital expenditure program. Please revise your disclosure to describe such recent capital expenditure program and to disclose your anticipated capital expenditures for the current fiscal year.

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Response: In response to the Staff’s comment, the Company has revised the Registration Statement on pages 71 and 72.

Selected Measures of Liquidity and Capital Resources, page 73

10.	Staff’s Comment: We note your disclosure that as of September 30, 2013, $32.9 million of $36.8 million total cash and cash equivalents is held by international subsidiaries. Please expand your disclosures to clearly state your intention to permanently invest or repatriate funds based on your current operating plan needs. Your expanded disclosure should also state that you would need to accrue and pay taxes, if repatriated.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 73 of the registration statement.

Significant Accounting Policies and Application of Critical Accounting Estimates, page 75

11.	Staff’s Comment: We note you elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012, which allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies, until those standards apply to private companies. Please expand your disclosure here to advise, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement on page 80.

Share-Based Compensation, page 77

12.	Staff’s Comment: Upon determination of the offering price of your Class A common shares, please reconcile and explain any differences between the fair values of the underlying common stock at each valuation date, including the difference between the most recent fair value and the midpoint of your offering price range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement. We may have further comment.

Response: The estimated offering range has not yet been established. The Company acknowledges the Staff's comment and notes that it expects to indicate an estimated offering range in a subsequent amendment to the Registration Statement, and will provide

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this reconciliation and explanation once the estimated offering range has been established. In addition, the Company advises the Staff that it acquired third party valuations contemporaneous with each grant date.

Business, page 81

Properties, page 107

Research and Development, page 108

13.	Staff’s Comment: Provide the estimates of research and development costs as required by Item 101(c)(xi) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement on page 108.

Legal Proceedings, page 111

14.	Staff’s Comment: Please tell us what consideration you have given to disclosing the NFE Consent Order disclosed at page F-28 of your notes to the consolidated financial statements.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement on page 112 to include the disclosure of the NFE Consent Order.

15.	Staff’s Comment: Please expand your disclosure of the factual basis underlying the mass tort lawsuit commenced in 2007 against the Ramat Hovav Industrial Local Council and others in which you are included as an additional defendant.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement on page 112.

Executive Compensation, page 120

16.	Staff’s Comment: We note that compensation for Mr. Johnson, your chief financial officer, is not included in your summary compensation table. Please confirm that he was not deemed a named executive officer pursuant to Item 402(m) of Regulation S-K. In addition, please revise your tabular disclosure to reflect that Mr. Bendheim served as Chairman of the Board and President and Mr. Carlson served as chief executive officer in 2013 and 2012.

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Response: The Company hereby confirms that Mr. Johnson is not a named executive officer pursuant to Item 402(m) of Regulation S-K. In addition, in response to the Staff’s comment, the Company has revised the Registration Statement on page 119.

17.	Staff’s Comment: You disclose at pages 113-114 that Mr. Bendheim and Mr. Carlson will be appointed chief executive officer and chief operating officer, respectively, immediately prior to this offering. Please advise if you expect to enter into new employment agreements with such officers and revise your disclosure as necessary.

Response: The Company advises the Staff that each of Mr. Bendheim, Mr. Carlson and Mr. Miller are expected to enter into new employment agreements prior to the effectiveness of the Registration Statement. In addition, the Company has revised the Exhibit Index to provide for the filing of these new employment agreements.

18.	Staff’s Comment: Please advise as to why you have not reported earnings under your Pension Plan and Retirement Income Plan.

Response: The Company acknowledges the Staff’s comment and respectfully submits that earnings under the Pension Plan and Retirement Income Plan, to the extent reportable, are included in the “Change in pension value and Nonqualified Deferred Compensation Earnings” column of the Summary Compensation Table on page 119 of the Registration Statement.

Outstanding Equity Awards at Fiscal Year-End, page 121

19.	Staff’s Comment: Please advise as to why you have not reported the option awards outstanding under your 2008 Incentive Plan. See Item 402(p) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement on page 121.

Principal and Selling Stockholders, page 124

20.	Staff’s Comment: Please provide the complete disclosure required by Item 507 of Regulation S-K including a description of the relationship between you and your selling stockholder. Please also provide the identity of the persons who have sole or shared voting or investment power over Mayflower. See Regulation S-K C&DI No. 140.02.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement on page 126 to include a description of the relationship between the Company and the selling stockholder. In addition, the Company respectfully submits that no one

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individual, acting alone, can make decisions with respect to the investment in the Company held by Mayflower, as a majority vote of the investment committee of 3i Investments plc, which is the manager of Mayflower, is required to make such decisions.

21.	Staff’s Comment: Please identify Mayflower as an underwriter in this offering or advise us as to why you do not believe Mayflower is required to be identified as an underwriter.

Response: The Company respectfully submits to the Staff that Mayflower should not be considered an “underwriter” within the statutory definition of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

Section 2(a)(11) of the Securities Act defines “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.”

The Company has considered whether Mayflower is a statutory underwriter, taking into account the background and guidance discussed below, and concluded that Mayflower did not acquire securities from the Company with a view to distribution, and that it should not be considered a statutory underwriter. Rather, it is the Company’s view that Mayflower has acquired securities from the Company for purposes of a long-term investment.

Background

In March 2008, the Company, BFI and certain other shareholders entered into a Stock Purchase Agreement with 3i Quoted Private Equity plc (3i QPEL) pursuant to which 3i QPEL acquired 29.9% of the outstanding equity interests in the Company (the “Transaction”). Pursuant to the Stock Purchase Agreement, 3i QPEL purchased 11,700,000 Common Shares from existing shareholders in March 2008, and acquired 8,910,000 additional Common Shares from the Company in April 2008 in a Placing of the Company’s Common Shares in connection with the admission of the Company’s Common Shares to trading on AIM, the market of that name operated by London Stock Exchange plc. 3i QPEL was a listed, Jersey incorporated, public closed investment company. At the time of this investment, 3i QPEL’s stated strategy was to invest in companies where it could introduce private equity techniques and methodologies to listed companies. 3i Group plc and its connected persons owned approximately 49.5 percent of 3i QPEL, and 3i QPEL’s investment adviser was 3i Investments plc, a wholly-owned subsidiary of 3i Group plc. The Company believed that 3i QPEL’s involvement with the Company would be beneficial, given the strategic, operational and financial expertise of

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3i QPEL and of its investment adviser, 3i Investments plc, taking into account in particular 3i Investments plc’s operational and transactional experience across a number of sectors and geographies. 3i QPEL was subsequently liquidated, and the shares acquired by 3i QPEL in March 2008 were ultimately transferred to Mayflower in June 2009. Mayflower is a Jersey limited partnership that is managed by 3i Investments plc and advised by 3i Corporation, and whose sole limited partner is 3i Group plc, the ultimate parent company of both 3i Investments plc and 3i Corporation.

The Registration Statement relates to the initial public offering by the Company of its Class A common stock and provides for the sale by Mayflower of a portion of the Company’s outstanding equity interests that it owns (the “Shares”).

Neither Mayflower, nor its sole limited partner, 3i Group plc (the “3i Funds”), are in the business of underwriting securities. The 3i Funds were formed for the purpose of making private equity investments and will typically hold an investment in their portfolio companies for several years. While the 3i Funds make investments in the ordinary course of their business, they are long-term investors that are not in the business of underwriting securities. Mayflower is not, and has never been, in the business of underwriting securities or acting as a registered broker-dealer.

Analysis

The Staff has concluded that whether a selling stockholder is an underwriter is a question of fact. The Division of Corporation Finance’s guidance in Securities Act Rules Compliance and Disclosure Interpretation 128.04 provides that the determination of whether a purchaser of securities is an underwriter with respect to resales of such securities “depends on the particular facts and circumstances of the particular case.” The Division of Corporation Finance has issued further guidance in Securities Act Rules Compliance and Disclosure Interpretation 612.09 that provides the following factors that should be considered when evaluating the facts and circumstances of whether a selling security holder is actually acting as an underwriter selling on behalf of an issuer: “how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

The Company believes that the following analysis clearly establishes that Mayflower is not acting as an underwriter for the Company:

The Period During Which Mayflower has Held the Shares

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Presumably, the longer shares are held, the less likely it is that selling stockholders are acting as a mere conduit for the Company. Here, Mayflower and its related party predecessors (the “3i Investors”) have beneficially owned the Shares for over 5 years as of the date of this letter, and will have owned the Shares for a longer period by the time the Registration Statement with respect to the Shares is effective. This holding period is far longer than the period one would typically see in underwritten offerings. During this period, the 3i Investors have borne the full risk of its investment in the Shares and have acted in a number of ways to ensure that they benefit from their investment in the long term, as described below.

The Circumstances Under Which Mayflower Became the Beneficial Owner of the Shares and Mayflower’s Relationship to the Company

The 3i Investors became the beneficial owner of the Shares as part of the Transaction. The Shares covered by the Registration Statement were acquired by the 3i Investors in connection with the Transaction for investment, for its own account and not with a view to the resale or distribution of any part thereof in violation of the Securities Act. Furthermore, at the time of the Transaction, the 3i Investors had no present intention of selling, granting any participation in, or otherwise distributing the securities it acquired in violation of the Securities Act.

In the Transaction, the Company was not seeking to effect a distribution of the Shares. Rather, BFI, the Company’s majority shareholder was seeking a co-investor. This is different than in a typical underwritten offering where an issuer is simply trying to raise capital through the issuance of publicly registered shares. Furthermore, in the Company’s proposed initial public offering, Mayflower will retain all proceeds to the extent it sells Shares pursuant to the Registration Statement and the Company will not obtain any direct or indirect benefit from any amounts received from those sales.

The nature of the Transaction and Mayflower’s activities and relationship with the Company demonstrate that Mayflower became the beneficial owner of the Shares as part of a long term investment, and not for purposes of a distribution of securities. In connection with its investment, Mayflower engaged in an extensive due diligence exercise regarding the business, property, assets and management of the subsidiaries it was acquiring. Mayflower, BFI and the Company also engaged in lengthy negotiations surrounding Mayflower’s ongoing relationship with the Company and its rights with respect thereto. These relationships demonstrate that Mayflower is not a conduit for the Company but that it was instead acting as a long-term investor in the Company.

The Amount of Shares Involved

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Although the amount of shares to be sold by Mayflower in the Company’s initial public offering have not yet been determined, Mayflower anticipates that it will sell approximately half of its Shares in the offering, not including any shares that may be sold pursuant to the underwriters’ overallotment option. While half of Mayflower’s shares is a significant block of shares, this fact alone does not make Mayflower an underwriter. In a no-action letter issued to the American Council of Life Insurance (American Council of Life Insurance, SEC No-Action Letter, publicly available May 10, 1983), the staff addressed purchases of large blocks of securities by institutional investors. In that no-action letter, the staff noted that underwriter status depends on all of the facts and circumstances surrounding a particular transaction and stated that insurance companies and similar institutional investors generally should not be deemed to be underwriters with regard to the purchase of large amounts of securities, provided such securities are acquired in the ordinary course of their business from the issuer and that the investors have no arrangement with any person to participate in the distribution of such securities.

As discussed in detail above, Mayflower acquired the Shares in the ordinary course of its business, without any arrangement to participate in a distribution of the Company’s ordinary shares. Mayflower and the 3i Funds also face similar institutional concerns regarding their ability to purchase large blocks of securities and the liquidity of their investment portfolio as outlined by the American Council of Life Insurance in its letter to the Staff. As the American Council of Life Insurance argued before the Staff, to impose underwriter status on Mayflower merely because it acquired a large block of the Company’s shares as a result of its investment in the Transaction is not consistent with the purposes of the Securities Act and could have the effect of inhibiting Mayflower, the 3i Funds and other similar institutional investors from investing in other companies thereby limiting these companies’ access to capital.

Neither Mayflower nor 3i is in the Business of Underwriting Securities.

As discussed above, Mayflower is not, and has never been, in the business of underwriting securities or acting as a registered broker-dealer. At the time of the Transaction, Mayflower acquired the Shares for its own account for investment purposes and not with a view towards resale, transfer or distribution. This is evidenced by the length of time that the 3i Investors will have owned the Shares by the time the transaction is consummated—over 5 years—and Mayflower’s involvement with the Board of Directors of the Company, which makes clear that the Shares were acquired for investment purposes. While the 3i Funds make investments in the ordinary course of their business, they are long-term investors that are not in the business of underwriting securities. In addition, neither Mayflower nor the 3i Funds are, and never have been, in the business of underwriting securities or acting as a registered broker-dealer.

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Conclusion

Based on the totality of the circumstances, the Company believes that Mayflower is not acting as an underwriter as it did not purchase the Shares with a view to distributing the shares or for the purposes of offering or selling the Shares on behalf of the Company. Based upon all of the circumstances of the transaction, including the factors set forth in C&DI 612.09, we respectfully submit to the staff that Mayflower is not, and should not be considered, an “underwriter” under Section 2(a)(11) of the Securities Act with respect to the resale of the Shares acquired by it in the Transaction.

Certain Relationships and Related Party Transactions, page 126

22.	Staff’s Comment: You disclose here that your fee for your consultancy agreement with 3i Investments plc is $20,000 per annum. However, footnote 11 to your consolidated financial statements requires that such fee is $25,000 per year. Please advise or revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure in footnote 11 to the consolidated financial statements.

23.	Staff’s Comment: Please clarify whether you intend to adopt a written policy regarding how potential conflicts of interest are to be addressed and resolved.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement on page 127.

Description of Certain Indebtedness, page 128

24.	Staff’s Comment: Please revise your disclosure of your Israeli credit lines to describe all material terms, including aggregate principal amounts, maturity dates and interest rates. Please also file such agreements as exhibits.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement on page 131. The Company also advises the Staff that it intends to file the facilities as exhibits.

Description of Capital Stock, page 131

25.	Staff’s Comment: Please include the information regarding securities authorized for issuance under your equity compensation plan(s) required by Item 201(d) of Regulation S-K.

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Response: The Company acknowledges the Staff’s comment and respectfully submits that pursuant to Instruction 9 to Item 201(d) of Regulation S-K, the disclosure pursuant to such paragraph “need not be provided in any registration statement filed under the Securities Act.”

Exhibits

26.	Staff’s Comment: Please tell us what consideration you have given to filing the agreement governing your exclusive distributorship of Epitopix’s autogenous vaccines.

Response: The Company acknowledges the Staff’s comment and respectfully submits that it does not consider the agreement governing its distributorship of Epitopix’s vaccines to be material because there is no committed amount under the agreement and the Company expects the amount to be immaterial in the current fiscal year.

Financial Statements, page F-1

Note 3 – Summary of New Accounting Standards and Significant Accounting Policies, page F-7

Revenue Recognition, page F-9

27.	Staff’s Comment: We note your accounting policy indicates shipping and handling costs are included in cost of goods sold on your statements of operations and comprehensive income. We also note, on page 56, you state net sales also include shipping and handling fees billed to customers. If the latter statement is true, in the interest of completeness and consistency, please expand your accounting policy disclosure to include this additional corresponding accounting treatment for shipping and handling fees billed to customers. Otherwise, please eliminate any inconsistencies between these corresponding disclosures.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on pages 76 and F-9.

Note 14 – Commitments and Contingencies, page F-27

28.	Staff’s Comment: In your Environmental section disclosure, it appears you did not address whether the future cost of compliance with existing environmental laws, and liabilities for known environmental claims pursuant to such environmental laws, would have a material adverse effect on your results of operations, cash flows and liquidity. Similarly, in your Claims and Litigation section, it appears you did not address whether the claims or pending lawsuits, either individually or in the aggregate, would have a material adverse effect on your cash flows or liquidity. Accordingly, please expand your disclosure here, and wherever corresponding disclosure of these contingent matters are

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made throughout your filing, to adequately and consistently address what any potential impacts might be on your financial position, results of operations, cash flows and liquidity.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement on pages 79, 110, F-28, F-30, F-43 and F-44.

Claims and Litigation, page F-29

29.	Staff’s Comment: We note you accrued $5.6 million for damages claimed by customers resulting from the use of one of your animal health products, and recorded a corresponding $5.4 million asset for insurance recovery, despite your insurance carrier having denied coverage. We also understand you believe you will be successful in obtaining coverage under the insurance policy for the customers’ claims, based on the policy language and relevant case law precedents. Please provide us with your underlying documentation and analysis in support of the conclusion to record this gain contingency, including any authoritative accounting literature upon which you relied, in light of the insurance carrier’s explicit denial. We may have additional comments once you provide the requested information.

Response: In response to the Staff’s comment, the Company is supplementally providing information to support the conclusion to record this gain contingency.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4988 or my colleague Joshua Korff at (212) 446-4943.

Sincerely,

/s/ Christopher Kitchen
Christopher Kitchen